Exhibit 5.7

Avocats	4 Rue Carlo Hemmer P.O. Box 1107 L-1011 Luxembourg Telephone (352) 26 08 1 Facsimile (352) 26 08 88 88 tom.loesch@linklaters.com

Foster Wheeler Ltd.,
Foster Wheeler LLC,
and Subsidiary Guarantors
c/o Foster Wheeler Inc.
Perryville Corporate Park
Clinton, N.J. 08809-4000

8 December 2004

Our Ref	sge/tol

Legality of the guarantee (the “Covered Guarantee”) by Financial Services Sàrl, Luxembourg (the “Covered Guarantor”) of the 10.359% Senior Secured Notes Due 2011, Series A of Foster Wheeler LLC (the “Notes”)

Ladies and Gentlemen:

We have acted as special Luxembourg counsel of Financial Services Sàrl in connection with the Registration Statement on Form S-3 (the “Registration Statement”) filed by Foster Wheeler Ltd. (“Parent”), a Bermuda company, Foster Wheeler LLC (the “Company”), a Delaware limited liability company, and the subsidiary guarantors (the “Subsidiary Guarantors” and collectively with Parent, the “Guarantors”) listed in the Indenture (as defined below), for the registration of the resale of, among other securities, Notes, and the related Guarantees, by certain holders thereof.

In so acting, we have reviewed the Indenture dated as of September 24, 2004 among the Company, Wells Fargo Bank, National Association, as trustee, and the Guarantors, among which Financial Services Sàrl relating to the Notes and the Guarantees (the “Indenture”).  We have also reviewed such matters of law and examined original, certified, conformed or photographic copies of such other documents, records, agreements and certificates as we have deemed necessary as a basis for the opinions hereinafter expressed.  In such review, we have assumed the genuineness of signatures on all documents submitted to us as originals and the conformity to original documents of all copies submitted to us as certified, conformed or photographic copies.

For purposes of the opinions below, we have assumed that the execution and delivery of, and the performance of all obligations under, the Indenture and the Notes have been duly authorized by all requisite action by the Trustee and the Company, and that the Indenture has been duly executed and delivered by the Trustee and the Company, and the Indenture and the Notes are valid and binding agreements of the Trustee, enforceable against the Trustee, in accordance with their terms.

Linklaters is a partnership under English law. A list of the partners in Linklaters is available on request from the above address.

Please refer to www.linklaters.com/regulation for important information on the regulatory position of the firm.

This opinion is limited in all respects to the laws of Luxembourg, and no opinion is expressed with respect to the laws of any other jurisdiction or any effect which such laws may have on the opinions expressed herein.  This opinion is limited to the matters stated herein and no opinion is implied or may be inferred beyond the matters expressly stated herein.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications set forth herein, we are of the opinion that the Covered Guarantee has been duly authorized, executed and delivered by the Covered Guarantor and constitutes a valid and binding obligation of the Covered Guarantor, enforceable against the Covered Guarantor in accordance with its terms.

Our opinion is subject to the following qualifications:

1.                                    This opinion is subject to any limitations arising from bankruptcy, insolvency, liquidation, moratorium, reorganisation and other similar laws of general application relating to or affecting the rights of creditors.

2.                                    The enforcement of agreements may be subject to Luxembourg rules of civil procedure.

3.                                    The enforcement of agreements may be limited by general principles of equity and good faith.

4.                                    Remedies such as specific performance and injunction may not be available.

5.                                    Claims may become barred under applicable limitation period rules.

6.                                    Claims may be subject to the rules of set off and counter-claims.

7.                                    Any obligation to pay a sum of money in a currency other than the euro will be enforceable in Luxembourg in terms of euro only. Monetary judgements may be expressed in a foreign currency or its euro equivalent at the time of judgment or payment.

8.                                    The admissibility as evidence of agreements before a Luxembourg Court or public authority (“autorité constituée”) to which these agreements are produced may require that the agreements be accompanied with a complete or partial translation in the French or German language.

9.                                    We reserve our opinion as to the extent to which a Luxembourg Court would, in the event of any relevant illegality, sever the offending provisions and enforce the remainder of the transaction of which such provisions form a part, notwithstanding any express contractual provisions in this regard.

10.                              Any certificate or determination which would by contract be deemed to be conclusive might not be upheld in a Luxembourg court.

11.                              Where any obligations are to be performed or observed or are based upon a matter arising in a jurisdiction outside Luxembourg they may not be enforceable under Luxembourg law if and to the extent that such performance or observance would be unlawful, unenforceable or contrary to public policy under the laws of such other jurisdiction.

12.                              We express no opinion as to the accuracy of any warranties and representations given or made by Financial Services Sàrl (expressly or impliedly), save and insofar as the matters warranted are the subject matter of specific opinions in this letter.

This opinion is given as of the date hereof, and we assume no obligation to advise you after the date hereof of facts or circumstances that come to our attention or changes in law that occur, which could affect the opinions contained herein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Legal Matters” in the prospectus that is included in the Registration Statement.

Yours sincerely,

/s/ Tom Loesch

Tom Loesch